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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934

                             THE CARE GROUP, INC.
                             --------------------
                               (Name of Issuer)

                         Common Stock, $.001 par value
                        ------------------------------
                        (Title of Class of Securities)

                                  141653 10 5
                        -------------------------------
                        (CUSIP Number for Common Stock)

                                Ann T. Mittasch
                             Chairman of the Board
                             The Care Group, Inc.
                                 1 Hallow Lane
                            Lake Success, NY  11042
                                (516) 869-8383
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                October 3, 1995
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with this statement.
[ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than 5% of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of 5% or less of such class.)

                                                               Page 1 of 5 Pages

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CUSIP No. 141653 10 5 for Common Stock                         Page 2 of 5 Pages

 1)  Name of Reporting Person:  C.G. Holdings of New York, Inc.
     SS or IRS Identification No. of Above Person:

     Name of Reporting Person:  Jordan Belfort
     SS or IRS Identification No. of Above Person:

     Name of Reporting Person:  Daniel Porush
     SS or IRS Identification No. of Above Person:

 2)  Check the Appropriate Box if a Member of a Group (See Instructions)

 (a) [ ]

 (b) [X]

 3)  SEC Use Only

 4)  Source of Funds (See Instructions): Not Applicable.

 5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)   [ ]

 6)  Citizenship or Place of Organization:  U.S.A.

Number of       7)  Sole Voting Power:  None.
Shares
Beneficially    8)  Shared Voting Power:  None
Owned By
Each            9)  Sole Dispositive Power:  None.
Reporting
Person With    10)  Shared Dispositive Power:  None.

11)  Aggregate amount beneficially owned by the Reporting Person:  None.

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CUSIP No. 141653 10 5 for Common Stock                         Page 3 of 5 Pages

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)   [  ]

13)  Percent of class represented by Amount in Row (11):  0%.

14)  Type of Reporting Person (see Instructions:)  CO., IN.

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CUSIP No. 141653 10 5 for Common Stock                         Page 4 of 5 Pages

ITEM 5.  INTEREST IN SECURITY OF THE ISSUER

          (a) The Reporting Persons no longer own any shares of Common Stock of the Issuer.

          (c)(e) Between August 28, 1995 and September 28, 1995, C.G. Holdings of New York, Inc. sold 981,206 shares of Common Stock of the Issuer. The Reporting Persons no longer own any shares of Common Stock of the Issuer.

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CUSIP No. 141653 10 5 for Common Stock                         Page 5 of 5 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 19, 1995
                                   C.G. HOLDINGS OF NEW YORK, INC.

                                   /s/ Jordan Belfort
                                   Jordan Belfort, President
                                   and Individually

                                   /s/ Daniel Porush
                                   Daniel Porush, Individually